Exhibit 99.1

ADC Therapeutics to Host Conference Call Highlighting Data from its Next-Generation Antibody Drug Conjugates Being Presented at the 62nd American Society of Hematology Annual Meeting

-	Mehdi Hamadani, MD, Medical College of Wisconsin, to discuss data for lead candidate loncastuximab tesirine (Lonca)

-	Conference call and webcast to be held Monday, December 7, 2020, at 8:00 a.m. ET

Lausanne, Switzerland, November 30, 2020 – ADC Therapeutics SA (NYSE:ADCT), a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates for patients suffering from hematological malignancies and solid tumors, announced today that it will host a live conference call and webcast on Monday, December 7, 2020, at 8:00 a.m. ET to highlight several presentations at the 62nd American Society of Hematology (ASH) Annual Meeting, including data on its lead candidate loncastuximab tesirine (Lonca) for the treatment of relapsed of refractory diffuse large B-cell lymphoma and updated preliminary data from a pivotal Phase 2 trial of camidanlumab tesirine (Cami) in Hodgkin lymphoma.

The event will feature a presentation from key opinion leader Mehdi Hamadani, MD, Professor of Internal Medicine at the Medical College of Wisconsin, Division of Hematology and Oncology.

To access the conference call, please dial (833) 303-1198 (domestic) or +1 914 987-7415 (international) and provide the pin number 1486164. A live webcast of the presentation will be available on the Investors section of the ADC Therapeutics website at www.adctherapeutics.com. The archived webcast will be available on the ADC Therapeutics website after the completion of the event.

About ADC Therapeutics

ADC Therapeutics SA (NYSE:ADCT) is a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors. The Company develops ADCs by applying its decades of experience in this field and using next-generation pyrrolobenzodiazepine (PBD) technology to which ADC Therapeutics has proprietary rights for its targets. Strategic target selection for PBD-based ADCs and substantial investment in early clinical development have enabled ADC Therapeutics to build a deep clinical and research pipeline of therapies for the treatment of hematological and solid tumor cancers. The Company has multiple PBD-based ADCs in ongoing clinical trials, ranging from first in human to confirmatory Phase 3 clinical trials, in the USA and Europe, and numerous preclinical ADCs in development.

Loncastuximab tesirine (Lonca, formerly ADCT-402), the Company’s lead product candidate, has been evaluated in a 145-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory diffuse large B-cell lymphoma (DLBCL) that showed a 48.3% overall response rate (ORR), which exceeded the target primary endpoint. In September 2020, ADC Therapeutics submitted a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) seeking accelerated approval for Lonca for the treatment of patients with relapsed or refractory DLBCL. On November 20, 2020, the FDA accepted the BLA, granting priority review and setting a Prescription Drug User Fee Act

(PDUFA) target action date of May 21, 2021. Camidanlumab tesirine (Cami, formerly ADCT-301), the Company’s second lead product candidate, is being evaluated in a 100-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma (HL) after having shown in a Phase 1 clinical trial an 86.5% ORR in HL patients at the dose selected for Phase 2. The Company is also evaluating Cami as a novel immuno-oncology approach for the treatment of various advanced solid tumors.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

CONTACTS

Investors

Amanda Hamilton

ADC Therapeutics

amanda.hamilton@adctherapeutics.com

+1 917-288-7023

EU Media

Alexandre Müller

Dynamics Group

amu@dynamicsgroup.ch

+41 (0) 43 268 3231

USA Media

Annie Starr

6 Degrees

astarr@6degreespr.com

+1 973-415-8838